Exhibit 1.04

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Media Relations
Investor Relations Craig Celek CDC Corporation (212) 661-2160 craig.celek@cdccorporation.net	Jennifer Buchhalter Articulate Communications Inc. (617) 451-7788 ext. 16 jbuchhalter@articulatepr.com	U.K. Media Relations Rekha Voralia CDC Software +44 (0) 1604 614131 rvoralia@pivotal.com

KK Fine Foods is Highly Commended for Efficiencies Achieved with Ross ERP from CDC Software

Manufacturer of frozen convenience foods achieves a 54 percent increase in profits and 15 percent reduction in product waste with Ross ERP

Atlanta and Northampton, UK – 28th September 2006 — KK Fine Foods, one of the largest UK manufacturers of high quality frozen convenience foods, has been highly commended in the Manufacturing and Business Management category at Tuesday night’s Best of British IT Manufacturing Awards. The awards recognise the very best IT strategies and implementations in British manufacturing industry. Using the Ross ERP (enterprise resource planning) system from CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA), KK Fine Foods has achieved a 54 per cent rise in profits and a 15 per cent drop in product wastage since 2003.

Leyla Edwards, founder and CEO of KK Fine Foods, comments: “We’re delighted to receive the commendation at the Manufacturing and Business Management awards. KK Fine Foods has gone from strength to strength since implementing the Ross solution from CDC Software. It has helped us to achieve a 54 per cent rise in profits and a 15 per cent drop in product wastage.”

Graham Jackson, chairman of KK Fine Foods comments: “The ERP solution underpins our entire organisation from finance and sales order processing to production and distribution. We’ve been able to minimise errors in production and streamline production planning as well as achieve more effective management of our cold storage facility. The system also helps us address key requirements that are highly important to our customers, such as strict adherence to quality standards, end-to-end traceability to support brand assurance and sophisticated scheduling to ensure that we fulfill customer orders on time. As an added bonus, the expert Ross consultants have been with us every step of the way, ensuring that we were using the Ross ERP system to its full potential.”

Mark Carlile, UK managing director, CDC Software, comments: “We are extremely pleased that we could play such a pivotal role in helping KK Fine Foods to achieve such a dramatic change in its business performance over the past couple of years. The fact that KK Fine Food has been highly commended at these awards is testament to the hard work put in by the staff at KK Fine Foods and here at CDC Software. The Ross ERP solution from CDC Software has helped KK Fine Foods to support standards compliance and to unlock the cost savings and efficiencies necessary to maintain competitiveness and protect profit margins as they continue to grow.”

KK Fine Foods produces over 250 different recipes of frozen meals and 193 live recipes every month for its customers across the UK and Europe including Mitchell’s & Butlers, Weatherspoons, Brakes Brothers, 3663, Woodward, Green King, P&O, Marriott and Whitbread. Based in North Wales, KK Fine Foods was awarded the Welsh Medium Sized Business of the Year Award in 2004 and has recently been awarded funding from the Welsh Assembly in recognition of its business success and to extend and double the capacity of its existing operation.

Implemented in 2003, the Ross system has given KK Fine Foods a fully integrated and real-time management information tool that allows it to optimise throughput, streamline the business and monitor product profitability in a way that it could not do before. The system also generates an executive level view of the entire business operation and manufacturing processes to give managers a single view of the business, enabling them to make decisions with confidence knowing they are based on current and accurate information.

As well as live management reports, the system also provides real-time stock status reports, supplying information by product, customer, ingredient, location and history, to give end-to-end online visibility of its products. This has helped KK Fine Foods achieve Grade A Food Safety Traceability Accreditation from the Food Standards Agency. It can now identify the availability of raw materials, monitor stock shelf life and react to any sudden change in customer demand dynamically.

About KK Fine Foods
KK Fine Foods started in 1897 to produce a range of vegetarian dishes. From a simple beginning in the kitchen of its founder Leyla Edwards it quickly expanded and, in 1995, moved into a 900 sq ft factory in Flint. Due to increasing demand for its products it moved in January 2003 to a new, specially designed 22,000 sq ft factory in Deeside. The very latest equipment has been installed to ensure the original principles of innovation, quality and price were maintained. During the course of this expansion, the company has collected numerous awards and gold medals for its products. www.kkfinefoods.com.

About Ross Systems

Ross Systems, Inc., a software unit of CDC Corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit www.rossinc.com.

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Ross to address the needs of food manufacturing customers such as the ability to decrease time-to-market, gain visibility into manufacturing operations, comply with food safety regulations and make more informed business decisions through the use of Ross’ ERP software. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the food manufacturing industry; the continued ability of Ross’ solutions to address industry-specific requirements of food manufacturers; demand for and market acceptance of new and existing enterprise software and services; development of new functionalities which would allow food manufacturing companies to compete more effectively and changes in the type of information required to compete in the food manufacturing business. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006.  All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release.  The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.